Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02055346

LETTER FOR MAINTENANCE OF EXEMPTION

10th October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

SUPPL

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the completion of the partial divestment of stake in Palmco Holdings Berhad - released on 10th October 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dlw 10/30

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

/ggk/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 10-10-2002 05:49:19 PM
Reference No SD-021010-AA7E3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Completion of partial divestment of stake in Palmco Holdings Berhad

* **Contents :-**

Further to the announcement made on 26th September 2002, Sime Darby Berhad wishes to announce that its wholly- owned subsidiary, Servitel Development Sdn. Bhd. ("Servitel"), has today completed the disposal of 23,738,316 ordinary shares of RM1.00 each in Palmco Holdings Berhad ("Palmco"), representing 11.77% of Palmco's existing issued and paid-up share capital, to IOI Corporation Berhad for a consideration of RM109,196,253.60 or RM4.60 per share.

With the disposal, Servitel now holds 44,370,684 ordinary shares in Palmco, representing 22.00% of Palmco's existing issued and paid-up share capital.

This announcement is dated 10th October 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: